Response Biomedical Undertaking $3 Million Private Placement

The Company Accelerates New Product Development Opportunities

Vancouver, British Columbia, June 18, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announces that it is undertaking a non-brokered private placement of 3,750,000 units at a price of $0.80 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.15 per share for a period of 24 months from the closing date of the private placement. The Company will pay a finder’s fee of 6.67 percent.

“While the Company is confident it will meet its financial forecasts for this year, the recent FDA clearance of its lead clinical application of RAMP has generated a number of promising new product development opportunities,” says Bill Radvak, President and CEO. “With a much strengthened balance sheet, we will focus these resources towards increasing our sales and enahancing manufacturing scale-up to support our current product lines, aggressively pursue the commercialization of new product opportunities, and accelerate the commercialization of the next generation MiniRAMP System enabling expansion into to the physician office setting.”

Additionally, the Company also announces it has reduced the revolving demand credit facility with TD Canada Trust from US$1,515,000 to US $1,000,000. The expiry of the remaining credit facility has been extended to December 31, 2004. The interest rate on the credit facility is the Prime Rate. The facility is guaranteed by Menderes Holding AG, the Company's largest shareholder which owns approximately 14% of the Company's issued and outstanding shares. Changes to the Company's line of credit are subject to approval by the TSX Venture Exchange.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com